December 31, 2025

Wenhua Liu
Interim Chief Executive Officer
CN Energy Group. Inc.
Building 2-B, Room 206, No. 268 Shiniu Road
Liandu District, Lishui City, Zhejiang Province
The PRC

        Re: CN Energy Group. Inc.
            Registration Statement on Form F-3
            Filed December 22, 2025
            File No. 333-292319
Dear Wenhua Liu:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Margaret Sawicki at 202-551-7153 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Huan Lou, Esq.